July 29, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Mr. Daniel Greenspan

Mr. John Kernan

Re:	Nuveen Select Tax-Free Income Portfolio (the “Registrant”)

Registration Statement on Form N-14

File No. 333-257297

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 20, 2021, with respect to the Registrant’s Registration Statement on Form N-14 filed on June 22, 2021 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen Select Tax-Free Income Portfolio 2 and Nuveen Select Tax-Free Income Portfolio 3 (each, a “Target Fund” and together, the “Target Funds”) into the Registrant (the “Reorganizations”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Legal Comments

1.

Comment: Please move the statement required by Rule 481(b)(1) under the Securities Act of 1933, which currently appears on page ii of the Joint Proxy Statement/Prospectus, to the outside front cover page of the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

2.

Comment: The first paragraph on page ii of the Joint Proxy Statement/Prospectus states that if a proxy is returned and no choice is specified, the shares will be voted for the proposals. Please revise or delete this disclosure in light of the fact that one of the proposals in the Joint Proxy Statement/Prospectus is non-routine.

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July 29, 2021

Response: Rule 14a-4(b)(1) under the Securities Exchange Act of 1934 provides that “[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” As permitted by Rule 14a-4(b)(1), with respect to any proxies that are returned but on which no choice is specified, the individuals named as proxies in the forms of proxy will vote such shares in favor of the proposals described in the Joint Proxy Statement/Statement. To make use of this provision, the form of proxy for each Fund states in bold-face type: “Properly executed proxies will be voted as specified. If no other specification is made, such shares will be voted ‘FOR’ the proposals.” The provision in Rule 14a-4(b)(1) is separate and distinct from exchange rules regarding the ability of brokers to vote uninstructed shares. The Registrant believes the current disclosure is accurate but has clarified the disclosure.

3.

Comment: With respect to the disclosure regarding adjournments of the Annual Meetings to solicit additional proxies on page 94 of the Joint Proxy Statement/Prospectus, please consider the view of the staff that adjournment, in particular when a quorum is present, may be considered an independent proposal for which proxies must be separately solicited and voted upon pursuant to Rule 14a-4 under the Securities Exchange Act of 1934 depending on applicable requirements of state law and/or a registrant’s organizational documents. Advise supplementally whether a separate shareholder vote would be required under applicable state law and the Registrant’s organizational documents and, if necessary, revised the disclosure accordingly.

Response: Each Fund has been organized under the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares, commonly referred to as a Massachusetts business trust. The statute governing such business trusts, Chapter 182 of the General Laws of Massachusetts, is mainly procedural in nature, and contains no provisions relating to voting by, or meetings of, the holders of beneficial interests in the trust. Each Fund’s organizational documents consist of a declaration of trust and by-laws, and matters relating to shareholder meetings are primarily covered in the by-laws. Section 2.12 of the by-laws of the Registrant and each Target Fund provides that: “Any meeting of Shareholders, whether or not a quorum is present, may, by announcement by the chair of the meeting, be adjourned with respect to one or more or all matters to be considered at the meeting from time to time to a designated time and place . . . .” Accordingly, it is the Registrant’s view that no separate shareholder vote would be required under applicable state law or the Funds’ organizational documents to adjourn the Annual Meetings regardless of whether a quorum is present. Accordingly, the disclosure regarding this matter in the initial Registration Statement is accurate.

Accounting Comments

4.	Comment: Please confirm and disclose in the Joint Proxy Statement/Prospectus which Fund will be the accounting survivor.

Response: The Registrant confirms that the Acquiring Fund will be the accounting survivor of the Reorganization. The Registrant has added the requested disclosure.

5.	Comment: Please quantify any portfolio repositioning related capital gains distributions in dollars and on a per share basis.

July 29, 2021

Response: Portfolio repositioning is expected to be insignificant. Based on prior comments and discussions with the staff over many deals, the current disclosure represents Nuveen’s approach when repositioning is expected to be insignificant (i.e., less than 5%). In the present case, all three funds participating in the Reorganization have substantially identical investment objectives and policies.

6.

Comment: Please advise supplementally whether the Reorganizations will be accounted for as business combinations or asset acquisitions in accordance with Accounting Standards Codification Topic 805 (ASC 805), Business Combinations. If the Reorganizations will be accounted for as asset acquisitions, please describe if the assets will be measured at the fair value of consideration transferred or at the fair value of assets acquired and liabilities assumed and how such value will be allocated to acquired assets. Please cite applicable provisions of U.S. GAAP and address the impact of the Funds’ traded market prices and premiums. In addition, please explain if any day-one realized loss will result from the Reorganizations post-transaction.

Response: The Reorganizations will be accounted for as business combinations under ASC 805. For the information of the staff, there will not be any day-one gain or loss. Each Fund will accrue the expenses incurred in connection with the Reorganizations at or before the Valuation Time (as defined in the Agreement and Plan of Reorganization).

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt Shareholder